Press Release

Investor Relations Contact
Dean Ridlon
Cognyte Software Ltd.
IR@cognyte.com

Cognyte to Announce Fourth Quarter and Full Year FYE25
Financial Results on April 2, 2025

HERZLIYA, Israel, March 24, 2025 - Cognyte Software Ltd. (NASDAQ: CGNT), a global leader in investigative analytics software, today announced it will conduct a conference call on Wednesday, April 2, 2025, at 8:30am ET to review its fourth quarter and full year fiscal 2025 financial results for the year ending January 31, 2025. An earnings press release will be issued prior to the conference call.

A real-time webcast of the conference call with presentation slides will be available in the Investor Relations section of Cognyte’s website on https://www.cognyte.com/investors/. Those interested in participating in the question-and-answer session need to register at https://register-conf.media-server.com/register/BI46c1c3464dda46a3b989195a1477b9df to receive the dial-in numbers and unique PIN to access the call seamlessly. It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call).

About Cognyte Software Ltd.
Cognyte Software Ltd. is a global leader in investigative analytics software that empowers a variety of government and other organizations with Actionable Intelligence for a Safer World™. Our open interface software is designed to help customers accelerate and improve the effectiveness of investigations and decision-making. Hundreds of customers rely on our solutions to accelerate and conduct investigations and derive insights, with which they identify, neutralize and tackle threats to national security and address different forms of criminal and terror activities. Learn more at www.cognyte.com.

# # #